File No. 812-13769

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, (THE “1940 ACT”) GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE 1940 ACT

CAPITAL SOUTHWEST CORPORATION

5400 Lyndon B Johnson Freeway, Suite 1300

Dallas, Texas 75240

All Communications, Notices and Orders to:

Mr. Bowen S. Diehl

Chief Executive Officer and President

Capital Southwest Corporation

5400 Lyndon B Johnson Freeway, Suite 1300

Dallas, Texas 75240

Copy to:

Steven B. Boehm, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, Suite 700

Washington, DC 20001

May 23, 2017

TABLE OF CONTENTS

I. INTRODUCTION	1

II. CAPITAL SOUTHWEST CORPORATION	2

A. Background	2

B. The Business of Capital Southwest	2

C. Capital Southwest’s Incentive Compensation	3

III. TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK	7

A. Requested Order	7

B. Tax Consequences of Restricted Stock Awards	7

C. Tax Consequences of Stock Option Awards	7

D. Applicable Law and Need for Relief	8

E. Capital Southwest’s Legal Arguments	8

F. Precedent	9

IV. CONCLUSION	10

V. PROCEDURAL MATTERS	10

A. Communications	10

B. Authorization	10

VI. EXHIBITS	11

Exhibits:

EXHIBIT A	AMENDED AND RESTATED CAPITAL SOUTHWEST CORPORATION 2010 RESTRICTED STOCK AWARD PLAN

EXHIBIT B	AMENDMENT TO CAPITAL SOUTHWEST 2009 STOCK INCENTIVE PLAN

EXHIBIT C	RESOLUTION OF THE BOARD OF DIRECTORS OF CAPITAL SOUTHWEST CORPORATION – APPROVAL OF AMENDED AND RESTATED CAPITAL SOUTHWEST CORPORATION 2010 RESTRICTED STOCK AWARD PLAN

EXHIBIT D	RESOLUTION OF THE BOARD OF DIRECTORS OF CAPITAL SOUTHWEST CORPORATION – APPROVAL OF AMENDMENT TO CAPITAL SOUTHWEST 2009 STOCK INCENTIVE PLAN

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of CAPITAL SOUTHWEST CORPORATION 5400 Lyndon B Johnson Freeway, Suite 1300 Dallas, Texas 75240 File No. 812-13769 Investment Company Act of 1940, as amended

AMENDMENT NO. 1 TO THE APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, (THE “1940 ACT”) GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE 1940 ACT

I.   INTRODUCTION

The undersigned applicant, Capital Southwest Corporation (“Capital Southwest” or the “Company”), an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company (a “BDC”)1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for and requests an amendment to the prior order (the “Prior Order”)2 of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act3 that granted an exemption from Sections 23(a), 23(b) and 63 and pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-14 under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) under the 1940 Act. The Prior Order permits Capital Southwest to issue restricted shares of its common stock under the terms of Capital Southwest Corporation 2010 Restricted Stock Award Plan (the “Plan”) as part of the compensation packages for certain of its employees and certain employees of its wholly-owned subsidiaries.

Capital Southwest seeks an amendment to the Prior Order (the “Amended Order”) pursuant to Section 23(c)(3) of the 1940 Act to exempt Capital Southwest from Sections 23(c)(3) of the 1940 Act to allow it to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from the Participants (as defined in the Amended Plan) to satisfy tax withholding obligations relating to the vesting of Restricted Stock (as defined in the Amended Plan) pursuant to the plan or will be granted pursuant to the Amended and Restated Capital Southwest Corporation 2010 Restricted Stock Award Plan (the “Amended Plan”)5 or the exercise price of stock options that were granted to them pursuant to the 2009 Plan (as defined herein). In addition, the Applicant requests an exemption from Section 23(c) of the 1940 Act to permit the Participants to pay the exercise price of options to purchase shares of the Company’s common stock that were or will be granted pursuant to the 2009 Plan (i) with cash or (ii) pursuant to a net exercise feature that allows the Applicant to deliver directly to the optionee only the number of shares underlying the portion of the option exercised less (ii) such number of shares as is equal to (X) the aggregate exercise price for the portion of the option being exercised divided by (Y) the Fair Market Value6 on the date of exercise,  without the need for the optionee to sell shares of the Company’s common stock on the open market or borrow cash from third parties in order to exercise his or her options. The Applicant will continue to comply with all of the terms and conditions of the Prior Order. The Applicant is not seeking, and the Applicant acknowledges that the Commission is not granting, an exemption from the requirements of Section 16 of the Securities and Exchange Act, as amended.

1 Section 2(a)(48) of the 1940 Act defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

2 See Capital Southwest Corporation, Investment Company Act Release Nos. 29450 (notice) (September 29, 2010) and 29491 (order) (October 26, 2010).

3 Unless otherwise indicated, all section references herein are to the 1940 Act.

4 Unless otherwise indicated, all rule references herein are to rules promulgated under the 1940 Act.

5 The “Plan” and the “Amended Plan”, together the “Plans”.

6 See note 9 herein for the definition of the term Fair Market Value for all purposes in this Application and under the 2009 Plan.

II.   CAPITAL SOUTHWEST CORPORATION

A. Background

Capital Southwest is a Texas corporation incorporated on April 19, 1961. Until September 1969, it operated as a small business investment company (“SBIC”) licensed under the Small Business Investment Act of 1958. At that time, Capital Southwest transferred to its wholly-owned subsidiary, Capital Southwest Venture Corporation (“CSVC”), certain assets and its license as a SBIC. CSVC was a closed-end, non-diversified investment company registered under the 1940 Act.  Effective June 14, 2016, CSVC was dissolved and its SBIC license was surrendered. All assets held in CSVC were transferred to Capital Southwest upon dissolution. Prior to March 30, 1988, Capital Southwest was registered as a closed-end, non-diversified investment company under the 1940 Act.  On that date, Capital Southwest elected to be treated as a BDC subject to the provisions of the 1940 Act, as amended by the Small Business Incentive Act of 1980.  In order to remain a BDC, Capital Southwest must meet certain specified requirements under the 1940 Act, including investing at least 70% of its assets in eligible portfolio companies and limiting the amount of leverage it incurs.

Capital Southwest has elected to be treated as a regulated investment company (a “RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) and expects to continue to make such elections in the future. As a RIC, Capital Southwest is not required to pay corporate-level income tax on its investment income. Capital Southwest intends to maintain its RIC status, which requires that it qualifies annually as a RIC by meeting certain specified requirements.

On September 30, 2015, Capital Southwest completed the spin-off of CSW Industrials, Inc. (“CSWI”). CSWI is now an independent publicly traded company. CSWI’s common stock trades on the Nasdaq Global Select Market under the symbol “CSWI.” The spin-off was effected through a tax-free, pro-rata distribution of 100% of CSWI’s common stock to shareholders of the Company. Each Company shareholder received one share of CSWI common stock for every one share of Company common stock on the record date, September 18, 2015. Cash was paid in lieu of any fractional shares of CSWI common stock. Following the spin-off, the Company has maintained operations as an internally managed BDC and pursues a credit-focused investing strategy. The Company continues to provide capital to middle-market companies. The Company invests primarily in debt securities, including senior secured debt and subordinated debt, and may also invest in preferred stock and common stock alongside our debt investments or through warrants. Capital Southwest also invests in broadly syndicated first and second lien loans in large middle-market companies.

Capital Southwest Management Company (“CSMC”), a wholly-owned subsidiary of Capital Southwest, is the management company for Capital Southwest. CSMC generally incurs all normal operating and administrative expenses, including, but not limited to, salaries and related benefits, rent, office expenses and other administrative costs required for its day-to-day operations.  Capital Southwest trades on the NASDAQ Global Select Market under the symbol “CSWC.”

As of March 31, 2017, there were 18,350,808 and 16,011,296 shares of Capital Southwest’s common stock issued and outstanding, respectively. As of March 31, 2017, Capital Southwest and its wholly-owned consolidated subsidiaries had an aggregate of 16 employees.

Capital Southwest currently has a seven member board of directors (“Board”), of whom two are considered to be “interested persons” of Capital Southwest within the meaning of Section 2(a)(19) of the 1940 Act and five are not “interested persons” (the “Non-Interested Directors”).  Capital Southwest has six directors who are not officers or employees of Capital Southwest.

B. The Business of Capital Southwest

Capital Southwest is an internally managed, non-diversified closed-end investment company that has elected to be treated as a BDC under the 1940 Act.  Capital Southwest specializes in providing customized financing to middle-market companies in a broad range of investment segments located primarily in the United States. Capital Southwest’s principal investment objective is to produce attractive risk-adjusted returns by generating current income from its debt investments and capital appreciation from its equity and equity related investments.  Capital Southwest’s investment strategy is to partner with business owners, management teams and financial sponsors to provide flexible financing solutions to fund growth, changes of control, or other corporate events. Capital Southwest invests primarily in senior and subordinated debt securities secured by interests in portfolio company assets, coupled with equity interests.

C.   Capital Southwest’s Incentive Compensation

1.       The Plan

The Plan authorizes Capital Southwest to award restricted shares of its common stock to certain of its employees and certain employees of its wholly-owned consolidated subsidiaries under the Plan. A restricted stock award is an award of shares of the Company’s common stock (which have full voting and dividend rights but are restricted with regard to sale or transfer), the restrictions on which lapse ratably over a specified period of time (generally five years). The Restricted Stock will be subject to restrictions on transferability and other restrictions as required by the Compensation Committee of the Board, which is comprised solely of Non-Interested Directors, (the “Compensation Committee”) from time to time.  Except to the extent restricted under the terms of the Plan, a Participant granted Restricted Stock will have all the rights of any other shareholder, including the right to vote the Restricted Stock and the right to receive dividends.  During the restriction period (i.e., prior to the lapse of the applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.  Except as the Board otherwise determines, upon termination of a Participant’s employment during the applicable restriction period, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination shall be forfeited.

Pursuant to the Plan, the Board originally reserved 188,000 shares of restricted stock for issuance to certain of our employees. At our annual shareholder meeting in August 2015, the Company’s shareholders approved an increase of an additional 450,000 shares to the Plan. A restricted stock award is an award of shares of the Company’s common stock, which generally have full voting and dividend rights but are restricted with regard to sale or transfer.  Restricted stock awards are independent of stock grants and are generally subject to forfeiture if employment terminates prior to these restrictions lapsing. Unless otherwise specified in the award agreement, these shares vest in equal annual installments over a four to five-year period from the grant date and are expensed over the vesting period starting on the grant date. Subject to adjustment as provided in Section 12 of the Plan, the Plan limits the total number of shares that may be awarded to any single Participant in a single year to 6,250.  In addition, subject to adjustment as provided in Section 12 of the Plan, the maximum amount of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of common stock of Capital Southwest on the effective date of the Plan plus 10% of the number shares of Capital Southwest's common stock issued or delivered by Capital Southwest (other than pursuant to compensation plans) during the term of the Plan.7 In addition, no Participant may be granted more than 25% of the shares of common stock reserved for issuance under the Plan, subject to adjustment as provided in Section 12 of the Plan.

On August 28, 2014, the Board amended the Plan, as permitted pursuant to Section 14 of the 2010 Plan (the “First Amendment to the Plan”).  The First Amendment to the Plan provides that an award agreement may allow an award to remain outstanding after a spin-off or change in control of one or more wholly-owned subsidiaries of Capital Southwest. In addition, on August 28, 2014, the Board granted 127,000 shares of restricted stock under the compensation plan pursuant to Capital Southwest’s completion of the spin-off of CSWI, which consists of grants of nonqualified stock options, restricted stock and cash incentive awards to certain officers of Capital Southwest at that time (the “Spin-Off Compensation Plan”).

Each issuance of Restricted Stock under the Plan will be approved by the required majority, as defined in Section 57(o) of the 1940 Act,8 of Capital Southwest’s directors on the basis that the issuance is in the best interests of Capital Southwest and its shareholders. The date on which the required majority, as defined in Section 57(o) of the 1940 Act, approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.

7 For purposes of calculating compliance with this limit, Capital Southwest counts as Restricted Stock all shares of its common stock that are issued pursuant to the Plan, less any shares that are forfeited back to Capital Southwest and cancelled as a result of forfeiture restrictions not lapsing.

8 The term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

Capital Southwest proposes to implement the Amended Plan, a copy of which is attached as Exhibit A hereto, upon receipt of the Amended Order. The Amended Plan explicitly permits Capital Southwest to withhold shares of the Company’s common stock from the Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock granted pursuant to the Plan or Amended Plan. In this regard, the Amended Plan provides the following:

13.     TAX WITHHOLDING

The Company’s obligation to make cash payments pursuant to an Restricted Stock Award or deliver Shares, or any other event with respect to rights and benefits hereunder, shall be subject to the Participant’s satisfaction of all applicable federal, state and local income and employment tax withholding obligations. To the extent that the Company is required to withhold any federal, state or local income and employment taxes in respect of any compensation income realized by the Participant in respect of Shares acquired pursuant to an Restricted Stock Award, or in respect of any Shares becoming vested, then the Company shall deduct from any payments of any kind otherwise due to such Participant the aggregate amount of such federal, state or local income and employment taxes required to be so withheld. If no such payments are due or become due to such Participant, or if such payments are insufficient to satisfy such federal, state or local income or employment taxes, then such Participant will be required to pay to the Company, or make other arrangements satisfactory to the Company regarding payment to the Company of, the aggregate amount of any such taxes. The Committee, in its discretion, may permit the Participant to satisfy the obligation, in whole or in part, by irrevocably electing to have the Company withhold Shares, or to deliver to the Company Shares that he or she already owns, having a value equal to the amount required to be withheld. The value of the Shares to be withheld, or delivered to the Company, shall be based on the Fair Market Value of Shares on the date the amount of tax to be withheld is determined. As an alternative, the Company may retain, or sell without notice, a number of such Shares sufficient to cover the amount required to be withheld.

The Amended Plan was approved by the Board as a whole, including a majority of the Non-Interested Directors and the required majority as defined in Section 57(o) of the 1940 Act, on January 25, 2017. If the Commission issues the Amended Order, the Amended Plan will become effective upon receipt of the Amended Order. After adoption of the Amended Plan, the Amended Plan will not be modified without obtaining an order of the Commission or the approval of the Commission. The Amended Plan provides that no grants may be made under the Amended Plan in contravention of the 1940 Act.

2.  The Existing Stock Option Plans

Capital Southwest has two stock options plans, the 1999 Stock Option Plan and the Capital Southwest 2009 Stock Incentive Plan.

Capital Southwest previously granted stock options under the 1999 Stock Option Plan (the “1999 Plan”), as approved by shareholders on July 19, 1999.  The 1999 Plan expired on April 19, 2009.  Options previously granted under the 1999 Plan and outstanding on July 20, 2009 continue in effect and are governed by the provisions of the 1999 Plan.  All options granted under the 1999 Plan were granted at market price on the date of grant, generally expire up to 10 years from the date of grant and are generally exercisable on or after the first anniversary of the date of grant in five to ten annual installments. At March 31, 2017, there were no options to acquire shares of common stock outstanding under the 1999 Plan.

Additionally, on July 20, 2009, Capital Southwest adopted the Capital Southwest 2009 Stock Incentive Plan (the “2009 Stock Incentive Plan”) for the purpose of advancing the interest of Capital Southwest by providing for the grant of stock options to its employees. The 2009 Stock Incentive Plan authorizes the issuance of up to 560,000 shares of Capital Southwest’s common stock (subject to adjustment for certain capital events such as stock splits, reverse stock splits, reorganizations, stock dividends, and similar transactions) upon the exercise of stock options. Awards may be made under the 2009 Stock Incentive Plan to employees and officers of Capital Southwest.

On August 28, 2014, the Board amended the 2009 Stock Incentive Plan, as permitted pursuant to Section 18 of the 2009 Stock Incentive Plan (the “First Amendment to the 2009 Stock Incentive Plan” and collectively with the 2009 Stock Incentive Plan, the “2009 Plan”). The First Amendment to the 2009 Stock Incentive Plan provides that an award agreement may allow an award to remain outstanding after a spin-off or change in control of one or more wholly-owned subsidiaries of the Company. In addition, on August 28, 2014, options to purchase 259,000 shares at $36.60 per share were granted under the 2009 Plan, as amended. On September 8, 2015, the Board designated the spin-off of CSWI a transformative transaction for purposes of the 2009 Plan and amended the award agreements granted under the 2009 Plan to provide for accelerated vesting of the awards held by a participant in the event of a termination of such participant’s service effected by the participant for good reason, by the employer without cause, or as a result of the disability or death of the participant.  One-third of these options vested on December 29, 2015 and one-third vested on December 29, 2016, and the remaining options will vest on December 29, 2017, subject to accelerated vesting as described above. Unless terminated sooner by the Board, the 2009 Plan will terminate on July 20, 2019, and no additional awards may be made after that date.  As of March 31, 2017, options to purchase 427,750 shares of Capital Southwest’s common stock have been granted under the 2009 Plan.

The 2009 Plan enables Capital Southwest to provide to its officers and employees (1) incentive compensation commensurate with the creation of shareholder value; (2) opportunities for increased stock ownership by executives; and (3) competitive levels of total compensation over a long time horizon.  Options are granted at the Nasdaq Stock Market’s closing price of Capital Southwest’s common stock on the date of grant and thus have no ultimate value unless the value of Capital Southwest’s common stock appreciates. Capital Southwest has never granted options with an exercise price that is less than the closing price of Capital Southwest’s common stock on the grant date, nor has it granted options which are priced on a date other than the grant date.  Capital Southwest believes stock options provide a significant incentive for the option holders to enhance the value of Capital Southwest’s common stock by continually improving Capital Southwest’s performance and its investment results.

Options granted under the 2009 Plan generally vest in five annual installments beginning on the first anniversary of the date of grant and have a term of ten years. Under the 1999 Plan, upon termination of employment or retirement, option holders have 30 days to exercise vested options to purchase shares except in the case of death or disability (subject to a 6-month limitation).  Under the 2009 Plan, upon termination of employment or retirement, incentive stock option holders have three months and non-statutory stock option holders have one month to exercise vested options to purchase shares except in the case of death or disability (subject to a 6-month limitation).  Prior to the exercise of options, holders have no rights as shareholders with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

From time to time, the Compensation Committee has recommended and the Board has granted qualified and non-qualified stock options to executive officers and investment associates. Stock option award levels vary among participants based on their positions within Capital Southwest.

Capital Southwest proposes to amend the 2009 Plan (the “Amended 2009 Plan”), a copy of which is attached as Exhibit B hereto, upon receipt of the Amended Order. With the broad authority to administer the Amended 2009 Plan explicitly granted to the Compensation Committee of the Board (the “Committee”), and in particular, the authority “to determine the terms, conditions, and provisions of, and restrictions relating to, each Award granted”, as well as certain more specific provisions of the Amended 2009 Plan,9 the Committee is permitted to allow the Applicant to purchase shares of the Company’s common stock from the Applicant’s employees to satisfy the exercise of options to acquire the Company’s common stock pursuant to the Amended 2009 Plan. In addition, the Amended 2009 Plan provides the Committee with discretion to permit the Applicant’s employees to pay the exercise price of options to purchase shares of the Company’s common stock granted to them pursuant to the Amended 2009 Plan (i) with cash or (ii) pursuant to a net exercise feature that allows the Applicant to deliver directly to the optionee only the number of shares underlying the portion of the option exercised less (ii) such number of shares as is equal to (X) the aggregate exercise price for the portion of the option being exercised divided by (Y) the Fair Market Value (as defined in note 9 herein) on the date of exercise.

3.  Employee Stock Ownership Plan

Capital Southwest maintains an Employee Stock Ownership Plan (“ESOP”) for employees as part of the ESOP of one of its wholly-owned portfolio companies in which its most highly compensated officers participate. Employees who have completed one year of credited service, as defined in the ESOP, are eligible to participate in the ESOP. Contributions to the ESOP are discretionary, within limits established by the Code. Funds contributed to the trust established under the ESOP are applied by the trustees to the purchase, in the open market at prevailing market prices, of Capital Southwest’s common stock. A participant’s interest in contributions to the ESOP fully vests after five years (three years effective April 1, 2008) of credited service, and such vested interest is distributed to a participant at retirement, death or total disability, or after a one year break in service resulting from termination of employment for any other reason. Thus, the ESOP rewards long-term employees, aligning their interests with those of Capital Southwest’s long-term shareholders.

9 Under the Amended 2009 Plan, “[t]he Committee shall have the sole and complete authority . . . to determine the terms, conditions and provisions of, and restrictions relating to, each Award granted.” In addition, Section 9 of the Amended 2009 Plan provides that “[s]ubject to any applicable Award Agreement, any Option may be exercised by the Participant in whole or in part at such time or times, and the Participant may make payment of the Exercise Price in such form or forms, including, without limitation, payment by delivery of cash or Common Stock owned by the Participant for more than six months having a Fair Market Value on the exercise date equal to the total Exercise Price, or by any combination of cash and Shares, including by delivery of a notice of “net exercise” to or as directed by the Company, as a result of which the Participant will receive (i) the number of Shares underlying the portion of the Option exercised less (ii) such number of Shares as is equal to (X) the aggregate Exercise Price for the portion of the Option being exercised divided by (Y) the Fair Market Value on the date of exercise.” Moreover, Section 22 of the Amended 2009 Plan provides that “no Award shall be “deferred compensation” subject to Code Section 409A unless and to the extent that the Committee specifically determines otherwise, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly.” Consistent with the Committee’s broad discretionary authority under the Amended 2009 Plan and Section 409A of the Internal Revenue Code, the Compensation Committee has determined that Fair Market Value on any date means:

(i)       If the Common Stock is listed and traded on a national securities exchange (as such term is defined by the Exchange Act, as amended) or on the NASDAQ National Market System on the date of determination, then the Fair Market Value per share shall be the closing price of a share of the Common Stock on said national securities exchange or NASDAQ National Market System on the date of determination. If the Common Stock is traded in the over-the-counter market, the Fair Market Value per share shall be the average of the closing bid and asked prices of a share on the date of determination;

(ii)      If the Common Stock is listed on a national securities exchange or on the NASDAQ National Market System but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the closing price of a share of the Common Stock on the most recent date before the date of determination. If the Common Stock is regularly traded in the over-the-counter market but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the average of the closing bid and asked prices of a share of the Common Stock on the most recent date before the date of determination on which trading occurred;

(iii)     If neither of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate, in accordance with Code Section 409A.

4.  Retirement Plans

Until the spin-off of CSWI, Capital Southwest sponsored a qualified defined benefit, non-contributory retirement plan (the “Retirement Plan”) for its employees and employees of certain of its controlled affiliates.  All officers of Capital Southwest participated in the Retirement Plan. The benefits under the Retirement Plan were based on years of service and an average of the highest five consecutive years of compensation during the last 10 years of employment. The Retirement Plan was closed to any employees hired or re-hired on or after January 1, 2015. In connection with the spin-off of CSWI, the Company entered into an Employee Matters Agreement with CSWI on September 8, 2015, which was amended and restated on September 14, 2015. Under the Employee Matters Agreement, Capital Southwest and CSMC withdrew as participating employers in the Retirement Plan and CSWI became the Sponsoring Employer of the Retirement Plan and assumed all the liabilities, assets, and future funding obligations for providing benefits for the covered participants under the Retirement Plan.

Capital Southwest also sponsored an unfunded Retirement Restoration Plan (the “Restoration Plan”), which was a nonqualified plan that provided for the payment, upon retirement, of the difference between the maximum annual payment permissible under the Retirement Plan pursuant to federal limitations and the amount which would otherwise have been payable under the Retirement Plan. Effective September 30, 2015, the benefits accrued under the Restoration Plan on behalf of CSWI employees, including employees who transferred from the Company to CSWI, were transferred to a non-qualified deferred compensation plan established by CSWI. The Company retained all liabilities associated with benefits accrued under the Restoration Plan on behalf of individuals who remain employees of the Company or CSMC following September 30, 2015 or who terminated employment prior to September 30, 2015 with vested benefits under the Restoration Plan. Unvested accrued benefits under the Restoration Plan were forfeited as of September 30, 2015.

5.  Cash Bonus Program

Capital Southwest pays discretionary cash bonus awards to its employees annually.  Capital Southwest’s bonus program (the “Program”) is not a profit-sharing plan for purposes of Section 57(a)(4) of the 1940 Act because the compensation paid to participating employees under the Program is not based on Capital Southwest’s profitability.  Thus, the amount a participant will receive each year under the Program will not be tied to Capital Southwest’s gross or net income, or any other indicia of Capital Southwest’s overall financial performance.  Rather, awards under the Program are discretionary cash bonus awards based on the individual performance of the recipient.  The total amount of awards made annually varies at the discretion of the Compensation Committee, depending on the extent and duration of Capital Southwest’s growth, the participant’s contribution to achieving overall Company growth over both long-term and short-term time horizons and the participant’s creativity and effectiveness.

6.       Phantom Stock Plan

On January 16, 2012, the Board approved the issuance of 104,000 phantom stock options at an exercise price of $36.74 (Net Asset Value at December 31, 2011) pursuant to the Capital Southwest Corporation Phantom Stock Option Plan (the “Phantom Stock Plan”) to provide deferred compensation to certain key employees. On January 22, 2013, the Board granted 16,200 shares of phantom stock options at an exercise price of $41.34 per share (Net Asset Value at December 31, 2012) to officers of the Company.  On July 15, 2013, the Board granted 24,000 shares of phantom stock options at an exercise price of $43.80 per share (Net Asset Value at June 30, 2013) to a key officer of the Company. Additionally, the Board granted 38,000 shares of phantom stock options at an exercise price of $50.25 per share (Net Asset Value at December 31, 2013) to several key employees of the Company in January 2014 and March 2014. Under the Phantom Stock Plan, awards vest on the fifth anniversary of the award date. Upon exercise of the phantom option, a cash payment in an amount for each phantom share equal to estimated fair market value minus the phantom option exercise price, adjusted for capital gain dividends declared, will be distributed to plan participants. There were no phantom stock options granted since March 2014.

III. TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK

A.       Requested Order

Capital Southwest requests an order of the Commission for relief under Section 23(c) to permit Capital Southwest to withhold shares of its common stock or purchase shares of Capital Southwest’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of options to purchase shares of Capital Southwest’s common stock that were granted under the Plan or will be granted pursuant to the Plans. In addition, Capital Southwest requests an exemption from Section 23(c) to permit participants to pay the exercise price of options to purchase shares of Capital Southwest’s common stock that were granted under the Plan or will be granted to them pursuant to the Plans with shares of Capital Southwest’s common stock.

B.       Tax Consequences of Restricted Stock Awards

Generally, a grant under the Plans will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the Restricted Stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. Generally, participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Stock or the value of the Restricted Stock drops prior to vesting.

On the date the Restricted Stock vests (assuming no Section 83(b) election has been made), the shares are released to the Participant and available for sale or transfer (subject to Capital Southwest’s share retention guidelines). In accordance with the applicable regulations of the Internal Revenue Service (the “IRS”), Capital Southwest requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day; therefore, procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter.

In lieu of receiving a cash payment or withholding other compensation from a Participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.” In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement. If Capital Southwest withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

The Amended Plan incorporates this concept of “net share settlement.” Specifically, it provides that Capital Southwest is authorized to withhold the Company’s common stock (in whole or in part) from any award of restricted shares granted in satisfaction of a participant’s tax obligations. However, no such withholding of shares will take place except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.

C.       Tax Consequences of Stock Option Awards

Options granted under the Plan will not be taxable to a recipient at the time of grant. Upon the exercise of an option, the amount by which the fair market value of the shares of Capital Southwest’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, Capital Southwest requires the optionee to pay to it an amount sufficient to satisfy taxes required to be withheld in respect of such compensation income at the time of the exercise of the option. If Capital Southwest withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of common stock received upon exercise of the option, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

D.       Applicable Law and Need for Relief

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by a BDC in the circumstances described in this Application. Thus, to the extent that the transactions between Capital Southwest and the Participants described in this Application with respect to the Plans constitute “purchases” by Capital Southwest of its own securities, Section 23(c) would prohibit these transactions.

E.       Capital Southwest’s Legal Arguments

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such .. . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between Capital Southwest and the Participants described in this Application with respect to the Plans may entail “purchases” by Capital Southwest of its own securities within the meaning of Section 23(c). However, Capital Southwest submits that any such purchases will be made in a manner that does not unfairly discriminate against Capital Southwest’s other shareholders. In that regard, Capital Southwest currently uses the closing sales price of its shares of common stock on the Nasdaq Global Select Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the Plans (i.e., the date of grant of options). Capital Southwest will also use the closing sales price of its shares of common stock on the Nasdaq Global Select Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the Plans (i.e., the public market price on the date of grant of Restricted Stock and the date of grant of options). The shares of Capital Southwest’s common stock used to satisfy tax withholding will be valued based on the current fair market value on the date of the transaction. Because all of the transactions between Capital Southwest and the Participants described in this Application with respect to the Plans will take place at the public market price for Capital Southwest’s common stock, these transactions will not be significantly different than could be achieved by any shareholder selling in a transaction on the Nasdaq Global Select Market. Moreover, these transactions may be made only as permitted by the Plans, which will be approved by Capital Southwest’s shareholders prior to any application of the relief. These transactions permit Capital Southwest to deliver only shares net of the option exercise price or shares net of the required tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the the 2009 Plan and Plans, respectively. The resulting reduction in dilution using these transactions should benefit all of Capital Southwest’s shareholders. Finally, without the relief sought hereby, Capital Southwest’s executives and employees may be forced to sell more shares in the open market or a portion of the non-cash awards that vest or are delivered under the Plans to satisfy their tax withholding obligations. A large influx of Capital Southwest’s shares into the open market over a short period of time would not be beneficial to Capital Southwest’s shareholders. No transactions will be conducted pursuant to the Amended Order on days where there are no reported market transactions involving Capital Southwest’s shares. Moreover, the withholding provisions in the Plans do not raise concerns about preferential treatment of Capital Southwest’s insiders because the Plans are a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the options.

In light of the foregoing, Capital Southwest believes that the requested relief meets the standards of Section 23(c)(3). Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, SBICs and BDCs. Capital Southwest believes that its request for the Amended Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission for relief under Section 23(c).

F.       Precedent

The Commission has previously granted exemptive relief from Section 23(c) to BDCs in substantially similar circumstances. On January 10, 2017, the Commission issued an order for an exemption from Section 23(c) to permit Equus Total Return, Inc. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options that will be granted pursuant to its equity incentive plan.10 On May 10, 2016, the Commission issued an order for an exemption from Section 23(c) to permit Newtek Business Services Corp. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options to purchase shares of its common stock.11 On June 16, 2015, the Commission issued an order for an exemption from Section 23(c) to permit KCAP Financial, Inc. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options to purchase shares of its common stock.12 On April 3, 2012, the Commission issued an order for an exemption from Section 23(c) to permit Harris & Harris Group, Inc. to withhold shares of its common stock from participants and to permit participants to pay the exercise price of options that were granted to them pursuant to a predecessor plan with shares of common stock.13 On June 22, 2010, the Commission issued an amended order for an exemption from Section 23(c) permitting Hercules Capital, Inc. to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of restricted stock that were or will be granted pursuant to its incentive compensation plans.14 On April 20, 2010, the Commission issued an order for an exemption from Section 23(c) permitting MCG Capital Corporation to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of restricted stock that were or will be granted pursuant to its incentive compensation plans.15 On June 16, 2009, the Commission issued an amended order granting Main Street Capital Corporation et al. exemptive relief from Section 23(c) to permit it, pursuant to its Plan, to engage in certain transactions that may constitute purchases by Main Street Capital Corporation of its own securities within the meaning of Section 23(c).16 On May 5, 2009, the Commission issued an amended order granting Triangle Capital Corporation exemptive relief from Section 23(c) in connection with withholding obligations related to vesting Restricted Stock and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant.17

Additionally, in 1998, the Commission issued Baker, Fentress & Company and Adams Express Company, et al. exemptive relief from Section 23(c) in connection with the payment of a stock option exercise price with previously acquired stock.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Equus Total Return, Inc., Newtek Business Services Corp., KCAP Financial, Inc., Harris & Harris Group, Inc., Hercules Capital, Inc., MCG Capital Corporation, Main Street Capital Corporation et al., and Triangle Capital Corporation discussed above, Capital Southwest respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that that stock withholding provisions and the other provisions contained in the Plans described in this Application are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which Capital Southwest competes for personnel resources.

Accordingly, Capital Southwest respectfully requests that the Commission issue an order under Section 23(c) to permit (1) Capital Southwest to withhold shares of its common stock or purchase shares of Capital Southwest’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of options to purchase shares of Capital Southwest’s common stock that were granted under the Plan or will be granted pursuant to the Plans, and (2) Participants to pay the exercise price of options to purchase shares of Capital Southwest’s common stock that were granted under the Plan or will be granted to them pursuant to the Plans with shares of Capital Southwest’s common stock.

10 Equus Total Return, Inc., Investment Company Act Release No. 32421 (January 10, 2017).

11 Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016).

12 KCAP Financial, Inc., Investment Company Act Release No. 31676 (June 16. 2015).

13 Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).

14 Hercules Capital, Inc., Investment Company Act Release No. 29303 (June 22, 2010).

15 MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010).

16 Main Street Capital Corporation et al., Investment Company Act Release No. 28769 (June 16, 2009).

17 Triangle Capital Corporation, Investment Company Act Release No. 28718 (May 5, 2009).

IV. CONCLUSION

For the reasons set forth above, Capital Southwest believes that granting an exemption from the above provisions would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. It would not involve any overreaching and the terms are fair and reasonable.

V.   PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and the Order to:

Mr. Bowen S. Diehl

Chief Executive Officer and President

Capital Southwest Corporation

5400 Lyndon B Johnson Freeway, Suite 1300

Dallas, Texas 75240

Please address any questions concerning this Application and a copy of any communications, notice, or order to:

Steven B. Boehm, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

(202) 383-0176

B. Authorization

The filing of Capital Southwest’s Application for the Amended Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the unanimous consent of the Board  dated May 23, 2017.  A copy of the resolutions then adopted by the Board is attached as Exhibits C and D. Such authorization still remains in full force and effect.

VI.   EXHIBITS

Exhibit A	Amended and Restated Capital Southwest Corporation 2010 Restricted Stock Award Plan

Exhibit B	Amendment to Capital Southwest 2009 Stock Incentive Plan

Exhibit C	Resolution of the Board of Directors of Capital Southwest Corporation – Approval of Amended and Restated Capital Southwest Corporation 2010 Restricted Stock Award Plan

Exhibit D	Resolution of the Board of Directors of Capital Southwest Corporation – Approval of Amendment to Capital Southwest 2009 Stock Incentive Plan

Capital Southwest has caused this Application to be duly signed on its behalf, in the County of Dallas, State of Texas, on the 23rd day of May, 2017.

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Bowen S. Diehl
Name: Title:	Bowen S. Diehl Chief Executive Officer and President

AMENDED AND RESTATED CAPITAL SOUTHWEST CORPORATION

2010 RESTRICTED STOCK AWARD PLAN

1.	PURPOSE

This Plan is intended to foster and promote the long-term financial success of Capital Southwest Corporation and its Subsidiaries (the “Company Group”); to reward performance and to increase shareholder value by providing Participants appropriate incentives and rewards; to enable the Company Group to attract and retain the services of outstanding individuals upon whose judgment, interest and dedication the successful conduct of the Company Group’s businesses are largely dependent; to encourage Participants’ ownership interest in Capital Southwest Corporation; and to align the interests of employees with that of the Company’s shareholders.

2.	DEFINITIONS

(a) “1940 Act” means the Investment Company Act of 1940, as amended.

(b) “Affiliate” means any “parent corporation” or “subsidiary corporation” of the Company, as such term is defined in Code Sections 424(e) and 424(f).

(c) “Award Agreement” means a written or electronic agreement evidencing and setting forth the terms of a Restricted Stock Award.

(d) “Board of Directors” means the board of directors of the Company.

(e) “Cause” means, unless otherwise specified in the Award Agreement or in an employment agreement with any member of Company Group, with respect to a Participant:

(i) Commission of any act or acts of personal dishonesty intended to result in substantial personal enrichment to the Employee to the detriment of any Company Group member;

(ii)     Conviction of, or entering into a plea of nolo contendere to, a felony;

(iii)   In the case of an Employee, repeated failures to perform his responsibilities that are demonstrably willful and deliberate, provided that such failures have continued for more than 10 days following written notice from the Company of its intent to terminate his employment based on such failures;

(iv)    Intentional, repeated or continuing violation of any of the applicable Company Group member’s policies or procedures that occurs or continues after notice to the Participant that he or she has violated such policy or procedure; or

(v) Any material breach of a written covenant or agreement with a Company Group member, including the terms of this Plan or any material breach of fiduciary duty to a Company Group member.

A Participant shall be considered to have been discharged for Cause if the Company determines within 30 days after his resignation or discharge that discharge for Cause was warranted.

(f) “Change in Control” means

(i)      The date any one person, or more than one “person” acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person(s)) ownership of Common Stock possessing 51% or more of the total voting power of the Common Stock of the Company;

Exhibit A-1

(ii) Individuals who at any time during the term of this Agreement constitute the board of directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election or nomination for election was approved by a vote of at least 75% of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii) considered as though such person were a member of the Incumbent Board;

(iii)    Any consolidation or merger to which the Company is a party, if following such consolidation or merger, shareholders of the Company immediately prior to such consolidation or merger shall not beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities of the surviving or continuing corporation; or

(iv)    Any sale, lease, exchange or other transfer (in one transaction or in a series of related transactions) of all, or substantially all, of the assets of the Company, other than to an entity (or entities) of which the Company or the shareholders of the Company immediately prior to such transaction beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities.

(g) “Code” means the Internal Revenue Code of 1986, as amended.

(h) “Committee” means the Compensation Committee of the Board of Directors.

(i) “Common Stock” means the Common Stock of the Company, par value, $1.00 per share.

(j) “Company” means Capital Southwest Corporation, a corporation organized under the laws of the State of Texas, and all successors to it.

(k) “Covered Employee” means an Employee who is, or is determined by the Committee may become, a “covered employee” within the meaning of Code Section 162(m).

(l)      “Date of Grant” means the date when the Company completes the corporate action necessary to create the legally binding right constituting an Restricted Stock Award, as provided in Code Section 409A and the regulations thereunder.

(m)    “Disability” has the meaning set forth in Code Section 22(e)(3).

(n) “Effective Date” means the date the Plan is approved by the shareholders of the Company.

(o) “Employee” means any person employed by the Company or a Subsidiary.  Directors who are employed by the Company or a Subsidiary shall be considered Employees under the Plan.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q) “Fair Market Value” on any date means the market price of Common Stock, determined by the Committee as follows:

(i)       If the Common Stock is listed and traded on a national securities exchange (as such term is defined by the Exchange Act, as amended) or on the NASDAQ National Market System on the date of determination, then the Fair Market Value per share shall be the closing price of a share of the Common Stock on said national securities exchange or the NASDAQ National Market System on the date of determination.  If the Common Stock is traded in the over-the-counter market, the Fair Market Value per share shall be the average of the closing bid and asked prices of a share on the date of determination;

Exhibit A-2

(ii) If the Common Stock is listed on a national securities exchange or on the NASDAQ National Market System but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the closing price of a share of the Common Stock on the most recent date before the date of determination.  If the Common Stock is regularly traded in the over-the-counter market but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the average of the closing bid and asked prices of a share of the Common Stock on the most recent date before the date of determination on which trading occurred.

(iii) If neither of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate, in accordance with Code Section 409A.

Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in The Wall Street Journal.  The Committee’s determination of Fair Market Value shall be conclusive and binding on all persons.

(r) “Participant” means any person who holds an outstanding Restricted Stock Award.

(s) “Performance Criteria” means the criteria the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period.  The Performance Criteria that will be used to establish Performance Goals are limited to the following: economic value added (as determined by the Committee); achievement of profit, loss or expense ratio; cash flow; book value; sales of products; net income (either before or after taxes); operating earnings; return on capital; return on net assets; return on shareholders’ equity; return on assets; shareholder returns; productivity; expenses; margins; operating efficiency; customer satisfaction; earnings per share; price per share of Common Stock; and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.  The Committee shall, within the time prescribed by Code Section 162(m), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

(t) “Performance Goals” means the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria.  Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary or an individual.  The Committee shall establish Performance Goals for each Performance Period prior to, or as soon as practicable after, the commencement of such Performance Period.  The Committee, in its discretion, may, within the time prescribed by Code Section 162(m), adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

(u) “Performance Period” means the designated period during which the Performance Goals must be satisfied with respect to the Restricted Stock Award to which the Performance Goals relate.

(v) “Plan” means this Capital Southwest Corporation 2010 Restricted Stock Award Plan.

Exhibit A-3

(w) “Qualified Performance-Based Award” means a Restricted Stock Award that is intended to qualify as “qualified performance-based compensation” within the meaning of Code Section 162(m) and is designated as a Qualified Performance-Based Award pursuant to Section 8 hereof.

(x) “Restricted Stock” or “Restricted Stock Award” means, individually or collectively, a grant of Shares under the Plan.

(y) “Share” means a share of Common Stock.

(z) “Subsidiary” means Capital Southwest Management Company.

(aa) “Termination of Service” shall mean the termination of employment of an Employee by the Company and all Subsidiaries.  A Participant’s service shall not be deemed to have terminated because of a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service.  Furthermore, a Participant’s service with the Company Group shall not be deemed to have terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company or a Subsidiary;  provided, however, that if any such leave exceeds 90 days, on the 91st day of such leave the Participant’s service shall be deemed to have terminated unless the Participant’s leave of absence is approved by the Committee.  The Participant’s service shall be deemed to have terminated upon the entity for which the Participant performs service ceasing to be a Subsidiary (or any successor).  Subject to the foregoing, the Company, in its discretion, shall determine whether a Participant’s service has terminated and the effective date of such termination.

3.	ADMINISTRATION

The Committee shall administer the Plan.  The Committee shall consist of two or more disinterested directors of the Company, who shall be appointed by the Board of Directors.  A member of the Board of Directors shall be deemed to be “disinterested” only if he satisfies (i) such requirements as the Securities and Exchange Commission may establish for non-employee directors administering plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act and (ii) such requirements as the Internal Revenue Service may establish for non-employee directors acting under plans intended to qualify for exemption under Code Section 162(m)(4)(C).  The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan and subject to the approval by the required majority of the Company's directors, as defined in Section 57(o) of the 1940 Act:

(a) The Committee shall have the sole and complete authority to:

(i)    Determine the Employees to whom Restricted Stock Awards are granted, the type and amounts of Restricted Stock Awards to be granted and the time of all such grants;

(ii)   Determine the terms, conditions and provisions of, and restrictions relating to, each Restricted Stock Award granted;

(iii)  Interpret and construe the Plan and all Award Agreements;

(iv)  Prescribe, amend and rescind rules and regulations relating to the Plan;

(v)   Determine the content and form of all Award Agreements;

(vi)  Determine all questions relating to Restricted Stock Awards under the Plan, including whether any conditions relating to a Restricted Stock Award have been met;

Exhibit A-4

(vii) Consistent with the Plan and with the consent of the Participant, as appropriate, amend any outstanding Restricted Stock Award or amend the exercise date or dates thereof, provided that the Committee shall not have any discretion or authority to make changes to any Restricted Stock Award that is intended to qualify as a Qualified Performance-Based Award to the extent that the existence of such discretion or authority would cause such Restricted Stock Award not to so qualify;

(viii) Determine the duration and purpose of leaves of absence that may be granted to a Participant without constituting termination of the Participant’s employment for the purpose of the Plan or any Restricted Stock Award;

(ix)  Maintain accounts, records and ledgers relating to Restricted Stock Awards;

(x)   Maintain records concerning its decisions and proceedings;

(xi)  Employ agents, attorneys, accountants or other persons for such purposes as the Committee considers necessary or desirable; and

(xii) Do and perform all acts which it may deem necessary or appropriate for the administration of the Plan and to carry out the objectives of the Plan.

(b) Each Restricted Stock Award shall be evidenced by an Award Agreement containing such provisions as may be approved by the Committee.  Each Award Agreement shall constitute a binding contract between the Company and the Participant, and every Participant, upon acceptance of the Award Agreement, shall be bound by the terms and restrictions of the Plan and the Award Agreement.  The terms of each Award Agreement shall be in accordance with the Plan, but each Award Agreement may include such additional provisions and restrictions determined by the Committee, in its discretion, provided that such additional provisions and restrictions are not inconsistent with the terms of the Plan.  In particular, and at a minimum, the Committee shall set forth in each Award Agreement (i) the number of Shares subject to the Restricted Stock Award; (ii) the expiration date of the Restricted Stock Award; (iii) the manner, time, and rate (cumulative or otherwise) of vesting of such Restricted Stock Award; and (iv) the restrictions, if any, placed upon such Restricted Stock Award, or upon Shares which may be issued upon vesting of such Restricted Stock Award.  The Chairman of the Committee and such other directors and officers as shall be designated by the Committee is hereby authorized to execute Award Agreements on behalf of the Company and to cause them to be delivered to the recipients of Restricted Stock Awards.

4.	STOCK SUBJECT TO THE PLAN

(a) General Limitations.  Subject to adjustment as provided in Section 12 of the Plan, the maximum number of Shares reserved for issuance in connection with Restricted Stock Awards under the Plan is 47,000 Shares.  Notwithstanding the preceding, grants of Restricted Stock Awards shall be subject to the following limitations:

(i) Subject to adjustment as provided in Section 12 of the Plan, the total number of Shares that may be outstanding as Restricted Stock under all of the Company's compensations plans shall not exceed 10% of the outstanding Shares on the effective date of the Plan plus 10% of the Shares issued or delivered by the Company (other than pursuant to any Employee compensation plans) during the term of the Plan.

(ii) The amount of voting securities that would result from the exercise of all the Company's outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company; provided, however, that if the amount of voting securities that would result from the exercise of all the Company's outstanding warrants, options, and rights issued to the Company's directors, officers, and employees, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

Exhibit A-5

(b) Individual Limitations.  Subject to adjustment as provided in Section 12 of the Plan, in no event may Qualified Performance-Based Awards be granted to a single Participant in any 12-month period in respect of more than 6,250 Shares (if the Restricted Stock Award is denominated in Shares).

(c) Other Rules.

(i) The number of Shares associated with an Restricted Stock Award originally counted against the limitations as the result of the grant of the Restricted Stock Award shall be restored against the limitations and be available for reissuance under this Plan if and to the extent the Restricted Stock Award is surrendered, cancelled, expires, terminates or is forfeited for any reason.

(ii) Shares withheld by, or otherwise remitted to satisfy a Participant’s tax withholding obligations upon the lapse of restrictions on a Restricted Stock, or upon any other payment or issuance of Shares under the Plan shall not become available for issuance or reissuance under the Plan.

(d) Shares issued under the Plan may be either authorized but unissued Shares, authorized Shares previously issued held by the Company in its treasury which have been reacquired by the Company, or Shares purchased by the Company in the open market.

5.	ELIGIBILITY

Subject to the terms of the Plan, all Employees shall be eligible to receive Restricted Stock Awards under the Plan.

6.	RESTRICTED STOCK AWARDS

The Committee may, subject to the limitations of the Plan and the availability of Shares reserved but not previously awarded under this Plan, grant Restricted Stock Awards to eligible Employees upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

(a) Payment of the Restricted Stock Award.  The Restricted Stock Award may only be made in whole Shares.

(b) Terms of the Restricted Stock Awards.  The Committee shall determine the dates on which Restricted Stock Awards granted to a Participant shall vest and any specific conditions or Performance Goals which must be satisfied prior to the vesting of any installment or portion of the Restricted Stock Award.  Notwithstanding other paragraphs in this Section 6, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock Awards except for any Restricted Stock Awards that are Qualified Performance-Based Awards under Section 8 hereof.  The acceleration of any Restricted Stock Award shall create no right, expectation or reliance on the part of any other Participant or that certain Participant regarding any other Restricted Stock Awards.

(c) Termination of Service.  Unless otherwise determined by the Committee, upon a Participant’s Termination of Service for any reason, including retirement, other than Disability or death, the Participant’s unvested Restricted Stock Awards as of the date of termination shall be forfeited and any rights the Participant had to such unvested Restricted Stock Awards shall become null and void.  Unless otherwise provided in the applicable Award Agreement, in the event of a Participant’s Termination of Service due to Disability or death, all unvested Restricted Stock Awards held by such Participant, including any portion of a Restricted Stock Award subject to a Performance Goal, shall immediately vest.

Exhibit A-6

(d) Acceleration Upon a Change in Control.  In the event of a Change in Control, all unvested Restricted Stock Awards held by a Participant shall become immediately vested.

7.	DIVIDENDS, DISTRIBUTIONS AND OTHER RIGHTS.

(a) Dividends.  A Participant holding a Restricted Stock Award shall, unless otherwise provided in the applicable Award Agreement, be entitled to receive, with respect to each such Share covered by a Restricted Stock Award, a payment equal to any dividends or distributions.

(b) Voting of Restricted Stock Awards.  After a Restricted Stock Award has been granted, but for which Shares covered by such Restricted Stock Award have not yet vested, the Participant shall be entitled to vote such Shares subject to the rules and procedures adopted by the Committee for this purpose.

(c) Restrictive Legend.  Each certificate issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, at the discretion of the Board of Directors, each such certificate shall be held by the Company until the Restricted Stock has vested.  Each such certificate shall bear the following (or a similar) legend:

“The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) contained in the Capital Southwest Corporation 2010 Restricted Stock Plan and an agreement entered into between the registered owner and Capital Southwest Corporation.  A copy of such plan and agreement is on file at the principal office of Capital Southwest Corporation.”

8.	QUALIFIED PERFORMANCE-BASED AWARDS

(a) Purpose.  The purpose of this Section 8 is to provide the Committee the ability to grant Restricted Stock as Qualified Performance-Based Awards.  If the Committee, in its discretion, decides to grant to a Covered Employee a Restricted Stock Award that is intended to constitute a Qualified Performance-Based Award, the provisions of this Section 8 shall control over any contrary provision contained herein; provided, however, that the Committee may grant Restricted Stock Awards to Covered Employees that are based on Performance Criteria or Performance Goals that do not satisfy the requirements of this Section 8.

(b) Applicability.  This Section 8 shall apply only to those Covered Employees selected by the Committee to receive Qualified Performance-Based Awards.  The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Restricted Stock Award for the relevant Performance Period.  Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

(c) Procedures with Respect to Qualified Performance-Based Awards.  To the extent necessary to comply with the Qualified Performance-Based Award requirements of Code Section 162(m)(4)(C), with respect to any Restricted Stock Award that may be granted to one or more Covered Employees, no later than 90 days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Code Section 162(m)), the Committee shall, in writing, (i) designate one or more Covered Employees, (ii) select the Performance Criteria applicable to the Performance Period, (iii) establish the Performance Goals, and amounts of such Restricted Stock Awards, as applicable, which may be earned for such Performance Period, and (iv) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Restricted Stock Awards, as applicable, to be earned by each Covered Employee for such Performance Period.  Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period.  No Restricted Stock Award or portion thereof that is subject to the satisfaction of any condition shall be considered to be earned or vested until the Committee certifies in writing that the conditions to which the distribution, earning or vesting of such Restricted Stock Award is subject have been achieved.  The Committee may not increase during a year the amount of a Qualified Performance-Based Award that would otherwise be payable upon satisfaction of the conditions but may reduce or eliminate the payments as provided for in the Award Agreement.

Exhibit A-7

(d) Payment of Qualified Performance-Based Awards.  Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a subsidiary on the day a Qualified Performance-Based Award for such Performance Period is paid to the Participant.  Furthermore, a Participant shall be eligible to receive payment pursuant to a Qualified Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

(e) Acceleration Upon a Change in Control.  In the event of a Change in Control, all unvested Qualified Performance-Based Awards held by a Participant shall become vested upon the Change in Control.

(f) Dividends and Other Distributions.  The Participant shall not be paid any dividends or distributions or other distributions with respect to Qualified Performance-Based Awards until the Participant has become vested in the Shares covered by the Qualified Performance-Based Awards.  At the time of vesting, the Participant shall receive a cash payment equal to the aggregate cash dividends (without interest) (other than distributions in Shares) and the number of Shares equal to any stock dividends that the Participant would have received if the Participant had owned all of the Shares which vested for the period beginning on the date of the Restricted Stock Award, and ending on the date of vesting or payment.  No dividends shall be paid to the Participant with respect to any Qualified Performance-Based Awards that are forfeited by the Participant.

(g) Additional Limitations.  Notwithstanding any other provision of the Plan, any Restricted Stock Award granted to a Covered Employee that is intended to constitute a Qualified Performance-Based Award shall be subject to any additional limitations set forth in Code Section 162(m) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Code Section 162(m)(4)(C), and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

(h) Effect on Other Plans and Arrangements.  Nothing contained in the Plan will be deemed in any way to limit or restrict the Committee from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

9.	RIGHTS OF PARTICIPANTS

Nothing contained in this Plan or in any Award Agreement confers on any person any right to continue in the employ or service of the Company or an Affiliate or interferes in any way with the right of the Company or an Affiliate to terminate a Participant’s services.

10.	DESIGNATION OF BENEFICIARY

A Participant may, with the consent of the Committee, designate a person or persons to receive, in the event of death, any Restricted Stock Award to which the Participant would then be entitled.  Such designation will be made upon forms supplied by and delivered to the Company and may be revoked in writing.  If a Participant fails to designate a beneficiary, then the Participant’s estate will be deemed to be the beneficiary.

11.	TRANSFERABILITY OF RESTRICTED STOCK AWARDS

No Restricted Stock Award granted hereunder shall be transferable, voluntarily or involuntarily, other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code.

Exhibit A-8

12.	ADJUSTMENTS UPON CHANGES IN CAPITALIZATION OR A CHANGE OF CONTROL

(a)       Adjustment Clause.  In the event of any change in the outstanding Shares by reason of any stock dividend, split, spinoff, recapitalization, merger, consolidation, combination, extraordinary dividend, exchange of shares or other change affecting the outstanding shares of Stock as a class without the Company’s receipt of consideration, or other equity restructuring within the meaning of Financial Accounting Standard No. 123 (revised 2004), appropriate adjustments shall be made to (i) the aggregate number of shares of Stock with respect to which Restricted Stock Awards may be made under the Plan, (ii) the terms and the number of shares and/or the price per share of any outstanding Stock Options, and (iii) the share limitations set forth in Section 4 hereof.  The Committee shall also make appropriate adjustments described in (i)-(iii) of the previous sentence in the event of any distribution of assets to shareholders other than a normal cash dividend.  Adjustments, if any, and any determination or interpretations, made by the Committee shall be final, binding and conclusive.  Any adjustment made under this Section 12 will be made in accordance with any required action by shareholders of the Company,  the provisions of any applicable corporate law and the approval of the required majority, as defined in Section 57(o) of the 1940 Act, of the Company's directors.  Conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration.  Except as expressly provided herein, no issuance by the Company of shares of any class or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an Restricted Stock Award.

(b) Change of Control.  If a Change of Control occurs, the Committee may, in its discretion and without limitation:

(i) Cancel outstanding Restricted Stock Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Restricted Stock Awards, as determined by the Committee or the Board of Directors in its sole discretion;

(ii) Substitute other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for Shares subject to outstanding Restricted Stock Awards; and

(iii) Arrange for the assumption of Restricted Stock Awards, or replacement of Restricted Stock Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following the transaction (as well as any corresponding adjustments to Restricted Stock Awards that remain outstanding based upon Company securities);

No such adjustments may, however, materially change the value of benefits available to a Participant under an outstanding Restricted Stock Award.

(c) Section 409A Provisions with Respect to Adjustments.  Notwithstanding the foregoing: (i) any adjustments made pursuant to this Section to Restricted Stock Awards that are considered “deferred compensation” within the meaning of Code Section 409A shall be made in compliance with the requirements of Code Section 409A unless the Participant consents otherwise; (ii) any adjustments made to Restricted Stock Awards that are not considered “deferred compensation” subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Restricted Stock Awards either continue not to be subject to Code Section 409A or comply with the requirements of Code Section 409A unless the Participant consents otherwise; and (iii) the Committee shall not have the authority to make any adjustments under this Section to the extent that the existence of such authority would cause an Restricted Stock Award that is not intended to be subject to Code Section 409A to be subject thereto.

13.	TAX WITHHOLDING

The Company’s obligation to make cash payments pursuant to an Restricted Stock Award or deliver Shares, or any other event with respect to rights and benefits hereunder, shall be subject to the Participant’s satisfaction of all applicable federal, state and local income and employment tax withholding obligations. To the extent that the Company is required to withhold any federal, state or local income and employment taxes in respect of any compensation income realized by the Participant in respect of Shares acquired pursuant to an Restricted Stock Award, or in respect of any Shares becoming vested, then the Company shall deduct from any payments of any kind otherwise due to such Participant the aggregate amount of such federal, state or local income and employment taxes required to be so withheld. If no such payments are due or become due to such Participant, or if such payments are insufficient to satisfy such federal, state or local income or employment taxes, then such Participant will be required to pay to the Company, or make other arrangements satisfactory to the Company regarding payment to the Company of, the aggregate amount of any such taxes. The Committee, in its discretion, may permit the Participant to satisfy the obligation, in whole or in part, by irrevocably electing to have the Company withhold Shares, or to deliver to the Company Shares that he or she already owns, having a value equal to the amount required to be withheld. The value of the Shares to be withheld, or delivered to the Company, shall be based on the Fair Market Value of Shares on the date the amount of tax to be withheld is determined. As an alternative, the Company may retain, or sell without notice, a number of such Shares sufficient to cover the amount required to be withheld.

Exhibit A-9

14.	AMENDMENT OF THE PLAN AND RESTRICTED STOCK AWARDS

(a) The Board of Directors may at any time, and from time to time, modify or amend the Plan in any respect, prospectively or retroactively.  Failure to ratify or approve amendments or modifications by shareholders shall be effective only as to the specific amendment or modification requiring such approval or ratification.  Other provisions of this Plan will remain in full force and effect.  No such termination, modification or amendment may adversely affect the rights of a Participant under an outstanding Restricted Stock Award without the written permission of such Participant.

(b) The Committee may amend any Award Agreement, prospectively or retroactively; provided, however, that no such amendment shall adversely affect the rights of any Participant under an outstanding Restricted Stock Award without the written consent of such Participant.

15.	RIGHT OF OFFSET

The Company will have the right to offset against its obligation to deliver Shares (or other property) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Restricted Stock Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement; provided, however, that no such offset shall be permitted if it would constitute an “acceleration” of a payment hereunder within the meaning of Code Section 409A.  This right of offset shall not be an exclusive remedy and the Company’s election not to exercise the right of offset with respect to any amount payable to a Participant shall not constitute a waiver of this right of offset with respect to any other amount payable to the Participant or any other remedy.

16.	EFFECTIVE DATE OF PLAN

The Plan shall become effective immediately upon its approval by the Company’s shareholders.

17.	TERMINATION OF THE PLAN

The right to grant Restricted Stock Awards under the Plan will terminate 10 years after the Effective Date.  The Board of Directors has the right to suspend or terminate the Plan at any time, provided that no such action will, without the consent of a Participant, adversely affect a Participant’s rights under an outstanding Restricted Stock Award.

18.	APPLICABLE LAW; COMPLIANCE WITH LAWS

The Plan will be administered in accordance with the laws of the State of Texas and applicable federal law.  Notwithstanding any other provision of the Plan, the Company shall have no liability to issue any Shares under the Plan unless such issuance would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity.  Prior to the issuance of any Shares under the Plan, the Company may require a written statement that the recipient is acquiring the shares for investment and not for the purpose or with the intention of distributing the shares.

Exhibit A-10

19.	PROHIBITION ON DEFERRED COMPENSATION

It is the intention of the Company that no Restricted Stock Award shall be “deferred compensation” subject to Code Section 409A unless and to the extent that the Committee specifically determines otherwise, and the Plan and the terms and conditions of all Restricted Stock Awards shall be interpreted accordingly.  The terms and conditions governing any Restricted Stock Awards that the Committee determines will be subject to Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Code Section 409A.  Notwithstanding any provision herein to the contrary, any Restricted Stock Award issued under the Plan that constitutes a deferral of compensation under a “nonqualified deferred compensation plan” as defined under Code Section 409A(d)(1) and is not specifically designated as such by the Committee shall be modified or cancelled to comply with the requirements of Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto.

20.	NO GRANTS IN CONTRAVENTION OF THE 1940 ACT

At all times during such periods as the Company qualifies or intends to qualify as a “business development company,” no Restricted Stock Award may be granted under the Plan if the grant or terms of such Restricted Stock Award would cause the Company to violate Section 61 of the 1940 Act (or any other provision of the 1940 Act applicable to “business development companies”), and, if approved for grant, such an award will be void and of no effect.

In furtherance of the intent that Restricted Stock Awards available to be granted under the Plan be limited to those that can be granted by a “business development company” qualifying as such under the 1940 Act, except as otherwise permitted by exemptive relief or other relief that may be granted by the Securities and Exchange Commission or its staff and determined by the Board of Directors, Restricted Stock may be awarded only in exchange for full payment thereof (as determined by the Board of Directors).

Exhibit A-11

CAPITAL SOUTHWEST CORPORATION

2009 STOCK INCENTIVE PLAN

1.	PURPOSE

This Plan is intended to foster and promote the long-term financial success of Capital Southwest Corporation and its Subsidiaries (the “Company Group”‘); to reward performance and to increase shareholder value by providing Participants appropriate incentives and rewards; to enable the Company Group to attract and retain the services of outstanding individuals upon whose judgment, interest and dedication the successful conduct of the Company Group’s businesses are largely dependent; to encourage Participants’ ownership interest in Capital Southwest Corporation; and to align the interests of management and directors with that of the Company’s shareholders.

2.	DEFINITIONS

(a)        “Affiliate” means any “parent corporation” or “subsidiary corporation” of the Company, as such term is defined in Code Sections 424(e) and 424(1).

(b)        “Award” means, individually or collectively, a grant under the Plan of Non-Statutory Stock Options, Incentive Stock Options and Restricted Stock Awards.

(c)        “Award Agreement” means a written or electronic agreement evidencing and setting forth the terms of an Award.

(d)        “Board of Directors” means the board of directors of the Company.

(e)        “Cause” means, unless otherwise specified in the Award Agreement or in an employment agreement with any member of Company Group, with respect to a Participant:

(i)	Commission of any act or acts of personal dishonesty intended to result in substantial personal enrichment to the Employee to the detriment of any Company Group member;

(ii)	Conviction of, or entering into a plea of nolo contendere to, a felony;

(iii)	In the case of an Employee, repeated failures to perform his responsibilities that are demonstrably willful and deliberate, provided that such failures have continued for more than 10 days following written notice from the Company of its intent to terminate his employment based on such failures;

(iv)	Intentional, repeated or continuing violation of any of the applicable Company Group member’s policies or procedures that occurs or continues after notice to the Participant that he or she has violated such policy or procedure; or

(v)	Any material breach of a written covenant or agreement with a Company Group member, including the terms of this Plan or any material breach of fiduciary duty to a Company Group member.

Exhibit B-1

A Participant shall be considered to have been discharged for Cause if the Company determines within 30 days after his resignation or discharge that discharge for Cause was warranted.

(f)        “Change in Control” means

(i)	the date any one person, or more than one “person” acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person(s)) ownership of Common Stock possessing 51% or more of the total voting power of the Common Stock of the Company;

(ii)	individuals who at any time during the term of this Agreement constitute the board of directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election or nomination for election was approved by a vote of at least 75% of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii) considered as though such person were a member of the Incumbent Board;

(iii)	any consolidation or merger to which the Company is a party, if following such consolidation or merger, shareholders of the Company immediately prior to such consolidation or merger shall not beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities of the surviving or continuing corporation; or

(iv)	any sale, lease, exchange or other transfer (in one transaction or in a series of related transactions) of all, or substantially all, of the assets of the Company, other than to an entity (or entities) of which the Company or the shareholders of the Company immediately prior to such transaction beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities.

(g)        “Code” means the Internal Revenue Code of 1986, as amended.

(h)        “Committee” means the Compensation Committee of the Board of Directors.

(i)         “Common Stock” means the Common Stock of the Company, par value, $1.00 per share.

(j)          “Company” means Capital Southwest Corporation, a corporation organized under the laws of the State of Texas, and all successors to it.

Exhibit B-2

(k)         “Covered Employee” means an Employee who is, or is determined by the Committee may become, a “covered employee” within the meaning of Code Section 162(m).

(l)         “Date of Grant” means the date when the Company completes the corporate action necessary to create the legally binding right constituting an Award, as provided in Code Section 409A and the regulations thereunder.

(m)        “Disability” has the meaning set forth in Code Section 22(e)(3).

(n)        “Effective Date” means the date the Plan is approved by the shareholders of the Company.

(o)        “Employee” means any person employed by the Company or a Subsidiary. Directors who are employed by the Company or a Subsidiary shall be considered Employees under the Plan.

(p)        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q)        “Exercise Price” means the price at which a Participant may purchase a share of Common Stock pursuant to an Option.

(r)         “Fair Market Value” on any date means the market price of Common Stock, determined by the Committee as follows:

(i)	If the Common Stock is listed and traded on a national securities exchange (as such term is defined by the Exchange Act, as amended) or on the NASDAQ National Market System on the date of determination, then the Fair Market Value per share shall be the closing price of a share of the Common Stock on said national securities exchange or NASDAQ National Market System on the date of determination. If the Common Stock is traded in the over-the-counter market, the Fair Market Value per share shall be the average of the closing bid and asked prices of a share on the date of determination;

(ii)	If the Common Stock is listed on a national securities exchange or on the NASDAQ National Market System but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the closing price of a share of the Common Stock on the most recent date before the date of determination. If the Common Stock is regularly traded in the over-the-counter market but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the average of the closing bid and asked prices of a share of the Common Stock on the most recent date before the date of determination on which trading occurred.

Exhibit B-3

(iii)	If neither of the foregoing provisions is applicable,, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate, in accordance with Code Section 409A.

Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in The Wall Street Journal. The Committee’s determination of Fair Market Value shall be conclusive and binding on all persons.

(s)        “Incentive Stock Option” means a stock option granted to a Participant pursuant to Section 8 of the Plan that is intended to meet the requirements of Code Section 422.

(t)        “Non-Statutory Stock Option” means a stock option granted to a Participant pursuant to Section 7 of the Plan that is not intended to qualify, or does not qualify, as an Incentive Stock Option.

(u)        “Option” means an Incentive Stock Option or a Non-Statutory Stock Option.

(v)        “Outside Director” means a member of the Board of Directors of the Company or a Subsidiary who is not also an Employee of the Company or a Subsidiary.

(w)        “Participant” means any person who holds an outstanding Award.

(x)        “Performance Criteria” means the criteria the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: economic value added (as determined by the Committee): achievement of profit, loss or expense ratio; cash flow; book value; sales of products; net income (either before or after taxes); operating earnings; return on capital; return on net assets; return on shareholders’ equity; return on assets; shareholder returns; productivity; expenses; margins; operating efficiency; customer satisfaction; earnings per share; price per share of Common Stock; and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall, within the time prescribed by Code Section 162(m), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

(y)        “Performance Goals” means the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary or an individual. The Committee shall establish Performance Goals for each Performance Period prior to, or as soon as practicable after, the commencement of such Performance Period. The Committee, in its discretion, may, within the time prescribed by Code Section 162(m), adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

Exhibit B-4

(z)         “Performance Period” means the designated period during which the Performance Goals must be satisfied with respect to the Award to which the Performance Goals relate.

(aa)      “Plan” means this Capital Southwest Corporation 2009 Stock Incentive Plan.

(bb)      “Qualified Performance-Based Award” means an Award that is intended to qualify as “qualified performance-based compensation” within the meaning of Code Section 162(m) and is designated as a Qualified Performance-Based Award pursuant to Section 11 hereof.

(cc)       “Retirement” with respect to an Employee means Termination of Services which is designated by the Committee as a “retirement” for purposes of the Plan. With respect to an Outside Director, “Retirement” means termination of service as a member of the Board of Directors of the Company and its Subsidiaries for any reason other than death or Disability.

(dd)       “Share” means a share of Common Stock.

(ee)       “Subsidiary” means any corporation, partnership or other form of unincorporated entity of which the Company owns, directly or indirectly, 50% or more of the total combined voting power of all classes of stock, if the entity is a corporation; or of the capital or profits interest, if the entity is a partnership or another form of unincorporated entity.

(ff)         “Termination of Service” shall mean the termination of employment of an Employee by the Company and all Subsidiaries or the termination of service by an Outside Director as a member of the Board of Directors of the Company and all Subsidiaries. A Participant’s service shall not be deemed to have terminated because of a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service. Furthermore, a Participant’s service with the Company Group shall not be deemed to have terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company or a Subsidiary; provided, however, that if any such leave exceeds 90 days, on the 91st day of such leave the Participant’s service shall be deemed to have terminated unless the Participant’s leave of absence is approved by the Committee. The Participant’s service shall be deemed to have terminated upon the entity for which the Participant performs service ceasing to be a Subsidiary (or any successor). Subject to the foregoing, the Company, in its discretion, shall determine whether a Participant’s service has terminated and the effective date of such termination.

3.	ADMINISTRATION

The Committee shall administer the Plan. The Committee shall consist of two or more disinterested directors of the Company, who shall be appointed by the Board of Directors. A member of the Board of Directors shall be deemed to be “disinterested” only if he satisfies (i) such requirements as the Securities and Exchange Commission may establish for non-employee directors administering plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act and (ii) such requirements as the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under Code Section 162(m)(4)(C). The Board of Directors may also appoint one or more separate committees of the Board of Directors, each composed of one or more directors of the Company or a Subsidiary who need not be disinterested, that may grant Awards and administer the Plan with respect to Employees, Outside Directors, and other individuals who are not considered officers or directors of the Company under Section 16 of the Exchange Act or for whom Awards are not intended to satisfy the provisions of Code Section 162(m).

Exhibit B-5

(a)         The Committee shall have the sole and complete authority to:

(i)	determine the individuals to whom Awards are granted, the type and amounts of Awards to be granted and the time of all such grants;

(ii)	determine the terms, conditions and provisions of, and restrictions relating to, each Award granted;

(iii)	interpret and construe the Plan and all Award Agreements;

(iv)	prescribe, amend and rescind rules and regulations relating to the Plan;

(v)	determine the content and form of all Award Agreements;

(vi)	determine all questions relating to Awards under the Plan, including whether any conditions relating to an Award have been met;

(vii)	consistent with the Plan and with the consent of the Participant, as appropriate, amend any outstanding Award or amend the exercise date or dates thereof, provided that the Committee shall not have any discretion or authority to make changes to any Award that is intended to qualify as a Qualified Performance-Based Award to the extent that the existence of such discretion or authority would cause such Award not to so qualify, or to “reprice” any Options within the meaning of Section 17(b) hereof;

(viii)	determine the duration and purpose of leaves of absence that may be granted to a Participant without constituting termination of the Participant’s employment for the purpose of the Plan or any Award;

(ix)	maintain accounts, records and ledgers relating to Awards;

(x)	maintain records concerning its decisions and proceedings;

(xi)	employ agents, attorneys, accountants or other persons for such purposes as the Committee considers necessary or desirable; and

(xii)	do and perform all acts which it may deem necessary or appropriate for the administration of the Plan and to carry out the objectives of the Plan.

The Committee’s determinations under the Plan shall be final and binding on all persons.

Exhibit B-6

(b)       Each Award shall be evidenced by an Award Agreement containing such provisions as may be approved by the Committee. Each Award Agreement shall constitute a binding contract between the Company and the Participant, and every Participant, upon acceptance of the Award Agreement, shall be bound by the terms and restrictions of the Plan and the Award Agreement. The terms of each Award Agreement shall be in accordance with the Plan, but each Award Agreement may include such additional provisions and restrictions determined by the Committee, in its discretion, provided that such additional provisions and restrictions are not inconsistent with the terms of the Plan. In particular, and at a minimum, the Committee shall set forth in each Award Agreement (i) the type of Award granted; (ii) the Exercise Price of any Option or Stock Appreciation Right; (iii) the number of Shares subject to the Award; (iv) the expiration date of the Award; (v) the manner, time, and rate (cumulative or otherwise) of exercise or vesting of such Award; and (vi) the restrictions, if any, placed upon such Award, or upon Shares which may be issued upon exercise of such Award. The Chairman of the Committee and such other directors and officers as shall be designated by the Committee is hereby authorized to execute Award Agreements on behalf of the Company and to cause them to be delivered to the recipients of Awards.

4.	TYPES OF AWARDS AND RELATED RIGHTS

The following types of Awards may be granted under the Plan:

(a)         Non-Statutory Stock Options;

(b)         Incentive Stock Options; and

(c)         Restricted Stock Awards.

5.	STOCK SUBJECT TO THE PLAN

(a)         General Limitations. Subject to adjustment as provided in Section 15 of the Plan, the maximum number of Shares reserved for issuance in connection with Awards under the Plan is__________ Shares. Subject to adjustment as provided in Section 15 of the Plan, the maximum number of Shares reserved for issuance as Incentive Stock Options under the Plan is __________ Shares.

(b)         Other Rules.

(i)	The number of Shares associated with an Award originally counted against the limitations as the result of the grant of the Award shall be restored against the limitations and be available for reissuance under this Plan if and to the extent the Award is surrendered, cancelled, expires, terminates or is forfeited for any reason.

(ii)	The following Shares shall not become available for issuance or reissuance under the Plan:

A.	Shares tendered by a Participant as full or partial payment to the Company upon exercise of an Option;

Exhibit B-7

B.	Shares withheld by, or otherwise remitted (either by actual delivery, attestation, or net exercise) to satisfy a Participant’s tax withholding obligations upon the lapse of restrictions on a Restricted Stock, the exercise of Options granted under the Plan or upon any other payment or issuance of Shares under the Plan.

(c)         Shares issued under the Plan may be either authorized but unissued Shares, authorized Shares previously issued held by the Company in its treasury which have been reacquired by the Company, or Shares purchased by the Company in the open market.

6.	ELIGIBILITY

Subject to the terms of the Plan, all Employees and Outside Directors shall be eligible to receive Awards under the Plan.

7.	NON-STATUTORY STOCK OPTIONS

The Committee may, subject to the limitations of this Plan and the availability of Shares reserved but not previously awarded under the Plan, grant Non-Statutory Stock Options to eligible individuals upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

(a)         Exercise Price. The Committee shall determine the Exercise Price of each Non-Statutory Stock Option. However, the Exercise Price shall not be less than the Fair Market Value of the Common Stock on the Date of Grant.

(b)         Terms of Non-Statutory Stock Options. The Committee shall determine the term during which a Participant may exercise a Non-Statutory Stock Option, but in no event may a Participant exercise a Non-Statutory Stock Option, in whole or in part, more than 10 years from the Date of Grant. The Committee shall also determine the date on which each Non-Statutory Stock Option, or any part thereof, first becomes exercisable and any terms or conditions a Participant must satisfy in order to exercise each Non-Statutory Stock Option. Shares underlying each Non-Statutory Stock Option may be purchased, in whole or in part, by the Participant at any time during the term of such Non-Statutory Stock Option, after such Option becomes exercisable. A Non-Statutory Stock Option may not be exercised for fractional shares.

(c)         Termination of Service (General). Unless otherwise determined by the Committee, upon a Participant’s Termination of Service for any reason other than Disability or death, or Termination for Cause, the Participant may exercise only those Non-Statutory Stock Options that were immediately exercisable by the Participant at the date of such termination and only for one month following the date of such termination, or, if sooner, the expiration of the term of the Non-Statutory Stock Option.

(d)         Termination of Service (Disability or Death). Unless otherwise determined by the Committee, in the event of a Participant’s Termination of Service due to Disability or death, all Non-Statutory Stock Options held by such Participant that are not vested shall terminate and the vested Non-Statutory Stock Options shall remain exercisable for six months following the date of such termination, or, if sooner, the expiration of the term of the Non-Statutory Stock Option.

Exhibit B-8

(e)         Termination of Service for Cause. Unless otherwise determined by the Committee, in the event of a Participant’s Termination of Service for Cause, all rights with respect to the Participant’s Non-Statutory Stock Options shall be forfeited and expire immediately upon the effective date of such Termination for Cause.

(f)         Extension of Term of Option. The period during which a Non-Statutory Stock Option is to remain exercisable following a Participant’s Termination of Service shall be extended if the exercise of the Non-Statutory Stock Option would violate an applicable Federal, state, local, or foreign law until 30 days after the exercise of the Non-Statutory Stock Option would no longer violate applicable Federal, state, local, and foreign laws, but not beyond the original term of the Non-Statutory Stock Option pursuant to Section 7(b).

(g)         Acceleration Upon Change in Control. In the event of a Change in Control, all Non-Statutory Stock Options held by a Participant shall immediately become exercisable and, subject to Section 15(b), shall remain exercisable until the expiration of the term of the Non-Statutory Stock Option.

(h)         Payment. Payment due to a Participant upon the exercise of a Non-Statutory Stock Option shall be made in the form of Shares.

8.	INCENTIVE STOCK OPTIONS

The Committee may, subject to the limitations of the Plan and the availability of Shares reserved but not previously awarded under this Plan, grant Incentive Stock Options to Employees upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

(a)         Exercise Price. The Committee shall determine the Exercise Price of each Incentive Stock Option. However, the Exercise Price shall not be less than the Fair Market Value of the Common Stock on the Date of Grant; provided, however, that if at the time an Incentive Stock Option is granted, the Employee owns or is treated as owning, for purposes of Code Section 422, Common Stock representing more than 10% of the total combined voting securities of the Company (“10% Owner”), the Exercise Price shall not be less than 110% of the Fair Market Value of the Common Stock on the Date of Grant.

(b)         Amounts of Incentive Stock Options. To the extent the aggregate Fair Market Value of Shares with respect to which Incentive Stock Options that are exercisable for the first time by an Employee during any calendar year under the Plan and any other stock option plan of the Company or an Affiliate exceeds $100,000, or such higher value as may be permitted under Code Section 422, such Options in excess of such limit shall be treated as Non-Statutory Stock Options. Fair Market Value shall be determined as of the Date of Grant with respect to each such Incentive Stock Option.

(c)         Terms of Incentive Stock Options. The Committee shall determine the term during which a Participant may exercise an Incentive Stock Option, but in no event may a Participant exercise an Incentive Stock Option, in whole or in part, more than 10 years from the Date of Grant; provided, however, that if at the time an Incentive Stock Option is granted to an Employee who is a 10% Owner, the Incentive Stock Option granted to such Employee shall not be exercisable after the expiration of five years from the Date of Grant. The Committee shall also determine the date on which each Incentive Stock Option, or any part thereof, first becomes exercisable and any terms or conditions a Participant must satisfy in order to exercise each Incentive Stock Option. Shares underlying each Incentive Stock Option may be purchased, in whole or in part, at any time during the term of such Incentive Stock Option, after such Option becomes exercisable. An Incentive Stock Option may not be exercised for fractional shares.

Exhibit B-9

(d)         Termination of Employment (General). Unless otherwise determined by the Committee, upon a Participant’s Termination of Service for any reason other than Disability or death, or Termination for Cause, for three months following the date of such termination, or, if sooner, the expiration of the term of the Incentive Stock Option.

(e)         Termination of Employment (Disability or Death). Unless otherwise determined by the Committee, in the event of a Participant’s Termination of Service due to Disability or death, the Participant may exercise only those Incentive Stock Options that were immediately exercisable by the Participant at the date of such termination and only for six months following the date of such termination, or, if sooner, the expiration of the term of the Incentive Stock Option.

(f)         Termination of Employment for Cause. Unless otherwise determined by the Committee, in the event of an Employee’s Termination for Cause, all rights under such Employee’s Incentive Stock Options shall expire immediately upon the effective date of such Termination for Cause.

(g)         Extension of Term of Option. The period during which an Incentive Stock Option is to remain exercisable following a Participant’s Termination of Service shall be extended if the exercise of the Incentive Stock Option would violate an applicable Federal, state, local, or foreign law until 30 days after the exercise of the Incentive Stock Option would no longer violate applicable Federal, state, local, and foreign laws, but not beyond the original term of the Incentive Stock Option pursuant to Section 8(c). Any extension of the term of an Incentive Stock Option pursuant to this Section 8(g) may cause the Option to be treated as a Non-Statutory Stock Option.

(h)         Acceleration Upon a Change in Control. In the event of a Change in Control, all Incentive Stock Options held by such a Participant shall become immediately vested and fully exercisable, and, subject to Section 15(b), shall remain exercisable until the expiration of the term of the Incentive Stock Option.

(i)          Payment. Payment due to a Participant upon the exercise of an Incentive Stock Option shall be made in the form of Shares.

(j)          Disqualifying Dispositions. Each Award Agreement with respect to an Incentive Stock Option shall require the Participant to notify the Committee of any disposition of Shares issued pursuant to the exercise of such Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), within 10 days of such disposition.

Exhibit B-10

9.	METHOD OF EXERCISE OF OPTIONS

Subject to any applicable Award Agreement, any Option may be exercised by the Participant in whole or in part at such time or times, and the Participant may make payment of the Exercise Price in such form or forms, including, without limitation, payment by delivery of cash or Common Stock owned by the Participant for more than six months having a Fair Market Value on the exercise date equal to the total Exercise Price, or by any combination of cash and Shares, including by delivery of a notice of “net exercise” to or as directed by the Company, as a result of which the Participant will receive (i) the number of Shares underlying the portion of the Option exercised less (ii) such number of Shares as is equal to (X) the aggregate Exercise Price for the portion of the Option being exercised divided by (Y) the Fair Market Value on the date of exercise. The Participant may deliver shares of Common Stock either by attestation or by the delivery of a certificate or certificates for shares duly endorsed for transfer to the Company.

10.	RESTRICTED STOCK AWARDS

The Committee may, subject to the limitations of the Plan and the availability of Shares reserved but not previously awarded under this Plan, grant Restricted Stock Awards to eligible individuals upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

(a)         Payment of the Restricted Stock Award. The Restricted Stock Award may only be made in whole Shares.

(b)         Terms of the Restricted Stock Awards. The Committee shall determine the dates on which Restricted Stock Awards granted to a Participant shall vest and any specific conditions or Performance Goals which must be satisfied prior to the vesting of any installment or portion of the Restricted Stock Award. Notwithstanding other paragraphs in this Section 10, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock Awards except for any Restricted Stock Awards that are Qualified Performance-Based Awards under Section 11 hereof. The acceleration of any Restricted Stock Award shall create no right, expectation or reliance on the part of any other Participant or that certain Participant regarding any other Restricted Stock Awards.

(c)         Termination of Service. Unless otherwise determined by the Committee, upon a Participant’s Termination of Service for any reason other than Retirement, Disability or death, the Participant’s unvested Restricted Stock Awards as of the date of termination shall be forfeited and any rights the Participant had to such unvested Restricted Stock Awards shall become null and void. Unless otherwise provided in the applicable Award Agreement, in the event of a Participant’s Termination of Service due to Retirement, Disability or death, all unvested Restricted Stock Awards held by such Participant, including any portion of a Restricted Stock Award subject to a Performance Goal, shall immediately vest.

(d)         Acceleration Upon a Change in Control. In the event of a Change in Control, all unvested Restricted Stock Awards held by a Participant shall become immediately vested.

Exhibit B-11

(e)         Dividends and Other Distributions. A Participant holding a Restricted Stock Award shall, unless otherwise provided in the applicable Award Agreement, be entitled to receive, with respect to each such Share covered by a Restricted Stock Award, a payment equal to any cash dividends or distributions (other than distributions in Shares) and the number of Shares equal to any stock dividends, declared and paid with respect to the Share covered by a Restricted Stock Award if the record date for determining shareholders entitled to receive such dividends falls between the Date of Grant of the relevant Restricted Stock Award and the date the relevant Restricted Stock Award or installment thereof is vested.

(f)         Voting of Restricted Stock Awards. After a Restricted Stock Award has been granted, but for which Shares covered by such Restricted Stock Award have not yet vested, the Participant shall be entitled to vote such Shares subject to the rules and procedures adopted by the Committee for this purpose.

(g)         Restrictive Legend. Each certificate issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, at the discretion of the Board, each such certificate may be deposited in a bank designated by the Board. Each such certificate shall bear the following (or a similar) legend:

“The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) contained in the Capital Southwest Corporation 2009 Stock Incentive Plan and an agreement entered into between the registered owner and Capital Southwest. A copy of such plan and agreement is on file at the principal office of Capital Southwest Corporation.”

(h)         Transfers of Unrestricted Shares. Upon the vesting date for a Restricted Stock Award, such Restricted Stock will be transferred free of all restrictions to a Participant (or his or her legal representative, beneficiary or heir).

11.	QUALIFIED PERFORMANCE-BASED AWARDS

(a)         Purpose. The purpose of this Section 11 is to provide the Committee the ability to grant Restricted Stock and Restricted Stock Units as Qualified Performance-Based Awards. If the Committee, in its discretion, decides to grant to a Covered Employee an Award that is intended to constitute a Qualified Performance-Based Award, the provisions of this Section 11 shall control over any contrary provision contained herein; provided, however, that the Committee may grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals that do not satisfy the requirements of this Section 11.

(b)         Applicability. This Section 11 shall apply only to those Covered Employees selected by the Committee to receive Qualified Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the relevant Performance Period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

Exhibit B-12

(c)         Procedures with Respect to Qualified Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Award requirements of Code Section 162(m)(4)(C), with respect to any Award that may be granted to one or more Covered Employees, no later than 90 days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Code Section 162(m)), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Restricted Stock Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. No Award or portion thereof that is subject to the satisfaction of any condition shall be considered to be earned or vested until the Committee certifies in writing that the conditions to which the distribution, earning or vesting of such Award is subject have been achieved. The Committee may not increase during a year the amount of a Qualified Performance-Based Award that would otherwise be payable upon satisfaction of the conditions but may reduce or eliminate the payments as provided for in the Award Agreement.

(d)         Payment of Qualified Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a subsidiary on the day a Qualified Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Qualified Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

(e)         Acceleration Upon a Change in Control. In the event of a Change in Control, all unvested Qualified Performance-Based Awards held by a Participant shall become vested upon the Change in Control.

(f)         Dividends and Other Distributions. The Participant shall not be paid any dividends or distributions or other distributions with respect to Qualified Performance-Based Awards until the Participant has become vested in the Shares covered by the Qualified Performance-Based Awards. At the time of vesting, the Participant shall receive a cash payment equal to the aggregate cash dividends (without interest) (other than distributions in Shares) and the number of Shares equal to any stock dividends that the Participant would have received if the Participant had owned all of the Shares which vested for the period beginning on the date of the Award, and ending on the date of vesting or payment. No dividends shall be paid to the Participant with respect to any Qualified Performance-Based Awards that are forfeited by the Participant.

(g)         Additional Limitations. Notwithstanding any other provision of the Plan, any Award granted to a Covered Employee that is intended to constitute a Qualified Performance- Based Award shall be subject to any additional limitations set forth in Code Section 162(m) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Code Section 162(m)(4)(C), and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

Exhibit B-13

(h)         Effect on Other Plans and Arrangements. Nothing contained in the Plan will be deemed in any way to limit or restrict the Committee from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

12.	RIGHTS OF PARTICIPANTS

No Participant shall have any rights as a shareholder with respect to any Shares covered by an Option until the date of issuance of a stock certificate for such Common Stock. Nothing contained in this Plan or in any Award Agreement confers on any person any right to continue in the employ or service of the Company or an Affiliate or interferes in any way with the right of the Company or an Affiliate to terminate a Participant’s services.

13.	DESIGNATION OF BENEFICIARY

A Participant may, with the consent of the Committee, designate a person or persons to receive, in the event of death, any Award to which the Participant would then be entitled. Such designation will be made upon forms supplied by and delivered to the Company and may be revoked in writing. If a Participant fails to designate a beneficiary, then the Participant’s estate will be deemed to be the beneficiary.

14.	TRANSFERABILITY OF AWARDS

No Award granted hereunder shall be transferable, voluntarily or involuntarily, other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code. During a Participant’s lifetime, Incentive Stock Options may be exercised only by the Participant (or a legal representative if the Participant becomes incapacitated).

15.	ADJUSTMENTS UPON CHANGES IN CAPITALIZATION OR A CHANGE OF CONTROL

(a)         Adjustment Clause. In the event of any change in the outstanding shares of Stock of the Company by reason of any stock dividend, split, spinoff, recapitalization, merger, consolidation, combination, extraordinary dividend, exchange of shares or other change affecting the outstanding shares of Stock as a class without the Company’s receipt of consideration, or other equity restructuring within the meaning of Financial Accounting Standard No. 123 (revised 2004), appropriate adjustments shall be made to (i) the aggregate number of shares of Stock with respect to which Awards may be made under the Plan, (ii) the terms and the number of shares and/or the price per share of any outstanding Stock Options, and (iii) the share limitations set forth in Section 5 hereof. The Committee shall also make appropriate adjustments described in (i)-(iii) of the previous sentence in the event of any distribution of assets to shareholders other than a normal cash dividend. Adjustments, if any, and any determination or interpretations, made by the Committee shall be final, binding and conclusive. Conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Except as expressly provided herein, no issuance by the Company of shares of any class or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an Award.

Exhibit B-14

(b)         Change of Control. If a Change of Control occurs, the Committee may, in its discretion and without limitation:

(i)	cancel outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that if shareholders receive consideration other than publicly traded equity securities of the surviving entity, any determination by the Committee that the value of a Stock Option shall equal the excess, if any, of the value of the consideration being paid for each Share in such transaction over the Exercise Price of such Option shall conclusively be deemed valid);

(ii)	substitute other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for Shares subject to outstanding Awards;

(iii)	arrange for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following the transaction (as well as any corresponding adjustments to Awards that remain outstanding based upon Company securities); and

(iv)	may, after giving Participants an opportunity to exercise their outstanding Stock Options terminate any or all unexercised Stock Options. Such termination shall take place as of the date of the Change in Control or such other date as the Committee may specify.

No such adjustments may, however, materially change the value of benefits available to a Participant under an outstanding Award.

(c)         Section 409A Provisions with Respect to Adjustments. Notwithstanding the foregoing: (i) any adjustments made pursuant to this Section to Awards that are considered “deferred compensation” within the meaning of Code Section 409A shall be made in compliance with the requirements of Code Section 409A unless the Participant consents otherwise; (ii) any adjustments made to Awards that are not considered “deferred compensation” subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either continue not to be subject to Code Section 409A or comply with the requirements of Code Section 409A unless the Participant consents otherwise; and (iii) the Committee shall not have the authority to make any adjustments under this Section to the extent that the existence of such authority would cause an Award that is not intended to be subject to Code Section 409A to be subject thereto.

Exhibit B-15

16.	TAX WITHHOLDING

Whenever under this Plan, cash or Shares are to be delivered upon exercise of an Award or any other event with respect to rights and benefits hereunder, the Committee shall be entitled to require as a condition of delivery (i) that the Participant remit an amount sufficient to satisfy all federal, state, and local withholding tax requirements related thereto, (ii) that the minimum withholding of such sums come from compensation otherwise due to the Participant or from any Shares due to the Participant under this Plan, or (iii) any combination of the foregoing provided.

17.	AMENDMENT OF THE PLAN AND AWARDS

(a)         The Board of Directors may at any time, and from time to time, modify or amend the Plan in any respect, prospectively or retroactively; provided however, (i) provisions governing grants of Incentive Stock Options shall be submitted for shareholder approval to the extent required by such law or regulation; (ii) except as permitted by Section 15, no amendment may increase the share limitations set forth in Section 5 or decrease the minimum Exercise Price for Stock Options set forth in Sections 7(a) and 8(a), unless any such amendment is approved by the Company’s shareholders within 12 months before or after such amendment; and (iii) the provisions of Section 17(b) (relating to Option repricing) may not be amended, unless any such amendment is approved by the Company’s shareholders. Failure to ratify or approve amendments or modifications by shareholders shall be effective only as to the specific amendment or modification requiring such approval or ratification. Other provisions of this Plan will remain in full force and effect. No such termination, modification or amendment may adversely affect the rights of a Participant under an outstanding Award without the written permission of such Participant.

(b)         The Committee may amend any Award Agreement, prospectively or retroactively; provided, however, that no such amendment shall adversely affect the rights of any Participant under an outstanding Award without the written consent of such Participant; provided, however, that repricing of Stock Options shall not be permitted. For this purpose, a repricing means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Option to lower its Exercise Price; (ii) any other action that is treated as a repricing under generally accepted accounting principles; and (iii) canceling an Option at a time when its exercise price is equal to or greater than the fair market value of the underlying stock in exchange for another Option or other Award, unless the cancellation and exchange occurs in connection with an event set forth in Section 15. Such cancellation and exchange would be considered a repricing regardless of whether it is treated as a repricing under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

Exhibit B-16

18.	RIGHT OF OFFSET

The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement; provided, however, that no such offset shall be permitted if it would constitute an “acceleration” of a payment hereunder within the meaning of Code Section 409A. This right of offset shall not be an exclusive remedy and the Company’s election not to exercise the right of offset with respect to any amount payable to a Participant shall not constitute a waiver of this right of offset with respect to any other amount payable to the Participant or any other remedy.

19.	EFFECTIVE DATE OF PLAN

The Plan shall become effective immediately upon its approval by the Company’s shareholders.

20.	TERMINATION OF THE PLAN

The right to grant Awards under the Plan will terminate 10 years after the Effective Date. The Board of Directors has the right to suspend or terminate the Plan at any time, provided that no such action will, without the consent of a Participant, adversely affect a Participant’s rights under an outstanding Award.

21.	APPLICABLE LAW; COMPLIANCE WITH LAWS

The Plan will be administered in accordance with the laws of the State of Texas and applicable federal law. Notwithstanding any other provision of the Plan, the Company shall have no liability to issue any Shares under the Plan unless such issuance would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity. Prior to the issuance of any Shares under the Plan, the Company may require a written statement that the recipient is acquiring the shares for investment and not for the purpose or with the intention of distributing the shares.

22.	PROHIBITION ON DEFERRED COMPENSATION

It is the intention of the Company that no Award shall be “deferred compensation” subject to Code Section 409A unless and to the extent that the Committee specifically determines otherwise, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Code Section 409A. Notwithstanding any provision herein to the contrary, any Award issued under the Plan that constitutes a deferral of compensation under a “nonqualified deferred compensation plan” as defined under Code Section 409A(d)(l) and is not specifically designated as such by the Committee shall be modified or cancelled to comply with the requirements of Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto.

Exhibit B-17

23.	NO GRANTS IN CONTRAVENTION OF THE 1940 ACT

At all times during such periods as the Company qualifies or intends to qualify as a “business development company,” no Award may be granted under the Plan if the grant or terms of such Award would cause the Company to violate Section 61 of the Investment Company Act of 1940 (or any other provision of the Investment Company Act of 1940 applicable to “business development companies”), and, if approved for grant, such an award will be void and of no effect.

In furtherance of the intent that Awards available to be granted under the Plan be limited to those that can be granted by a “business development company” qualifying as such under the Investment Company Act of 1940, except as otherwise permitted by exemptive relief or other relief that may be granted by the Securities and Exchange Commission or its staff and determined by the Board of Directors, Restricted Stock may be awarded only in exchange for full payment thereof (as determined by the Board of Directors).

Exhibit B-18

RESOLUTIONS

OF

THE BOARD OF DIRECTORS

OF

CAPITAL SOUTHWEST CORPORATION

Adopted on January 25, 2017

Approval of Amended and Restated Capital Southwest Corporation 2010 Restricted Stock Award Plan

RESOLVED, that the Board of Directors (the “Board”) of Capital Southwest Corporation (the “Company”) hereby directs that the officers and directors of the Company apply to the Securities and Exchange Commission (the “Commission”) for an amended exemptive order (collectively, the “Amended Order”) pursuant to the Investment Company Act of 1940, as amended, (the “1940 Act”) allowing it to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from Participants to satisfy tax withholding obligations relating to the vesting of Restricted Stock or the exercise of Options that will be granted pursuant to the Amended and Restated 2010 Restricted Stock Plan (the “Amended Plan”);

FURTHER RESOLVED, that, subject to the issuance of the Amended Order, the Board hereby approves and adopts the Amended Plan;

FURTHER RESOLVED, that the officers of the Company be, and each hereby is, authorized for and on behalf of the Company to prepare, execute and file with the Commission pursuant to the 1940 Act one or more applications for an Amended Order and any amendments thereto that such officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Amended Plan and that the form or any amendment or supplements thereto will be as approved by the officers of the Company executing the same, the approval by the Company of such officers to be evidenced conclusively by their execution of the same; and

FURTHER RESOLVED, that the Company’s directors, the members of the Compensation Committee, and any officers of the Company be, and each of them herby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions.

Exhibit C-1

RESOLUTIONS

OF

THE BOARD OF DIRECTORS

OF

CAPITAL SOUTHWEST CORPORATION

Adopted on May 23, 2017

Approval of Amendment to Capital Southwest 2009 Stock Incentive Plan

RESOLVED, that the Board of Directors (the “Board”) of Capital Southwest Corporation (the “Company”) hereby directs that the officers and directors of the Company apply to the Securities and Exchange Commission (the “Commission”) for an amended exemptive order (collectively, the “Amended Order”) pursuant to the Investment Company Act of 1940, as amended, (the “1940 Act”) allowing it to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from Participants to satisfy the exercise of stock options that will be granted pursuant to the amendment to the Capital Southwest 2009 Stock Incentive Plan (the “Amended 2009 Plan”);

FURTHER RESOLVED, that, subject to the issuance of the Amended Order, the Board hereby approves and adopts the Amended 2009 Plan;

FURTHER RESOLVED, that the officers of the Company be, and each hereby is, authorized for and on behalf of the Company to prepare, execute and file with the Commission pursuant to the 1940 Act one or more applications for an Amended Order and any amendments thereto that such officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Amended 2009 Plan and that the form or any amendment or supplements thereto will be as approved by the officers of the Company executing the same, the approval by the Company of such officers to be evidenced conclusively by their execution of the same; and

FURTHER RESOLVED, that the Company’s directors, the members of the Compensation Committee, and any officers of the Company be, and each of them herby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions.

Exhibit D-1